Exhibit 99.1

Ryde Group Ltd Announces Pricing of Initial Public Offering

March 05, 2024 7:30 PM Eastern Standard Time

SINGAPORE--(BUSINESS WIRE)--Ryde Group Ltd (“Ryde” or the “Company”), a technology company with a leading platform for mobility and quick commerce in Singapore, announced today the pricing of its initial public offering (the “Offering”) of 3,000,000 Class A ordinary shares at a price of US$4.00 per share to the public, for a total of US$12,000,000 of gross proceeds to the Company, before deducting underwriting discounts and other offering expenses.

The Company has granted a 45-day option to the underwriters to purchase up to 450,000 additional Class A ordinary shares, representing 15% of the Class A ordinary shares sold in this Offering, at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any. All of the Class A ordinary shares are being offered by the Company. The Class A ordinary shares are expected to begin trading on the NYSE American on March 6, 2024, under the symbol “RYDE”. The Offering is expected to close on March 8, 2024, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole book-running manager of the Offering. Sidley Austin LLP is acting as U.S. counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. counsel to Maxim Group LLC in connection with the Offering.

A registration statement on Form F-1, as amended (File No. 333-274283) relating to the Offering, as amended, has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on February 28, 2024. The Offering is being made only by means of a prospectus, forming part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, by email at syndicate@maximgrp.com, or by telephone at +1-212-895-3500. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ryde Group Ltd

The first carpool app in Singapore, Ryde has revolutionized how people move from point to point. Its mission is to positively impact the lives of all riders and drivers through leveraging technology to better facilitate the movement of people and goods.

Ryde provides on-demand and scheduled carpooling and ride-hailing services, connecting riders with drivers. Ryde also provides on-demand, scheduled, and multi-stop parcel delivery services. From its origins as a carpool app, Ryde has expanded to provide a full suite of mobility and delivery options. For more information, please visit: https://rydesharing.com/

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Source: Ryde Group

Contacts:

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

Skyline Corporate Communications Group, LLC

Email: info@skylineccg.com